Exhibit (a)(8)

Dear colleagues,

As you may have seen, on Friday Biogen Idec extended its unsolicited tender offer of $14.50 per share until December 16. The previous tender offer had been set to expire today, October 19. This is simply an extension of the same proposal that Biogen Idec offered Facet Biotech stockholders on September 4, 2009, which our board of directors reviewed and determined to not be in our stockholders’ best interests and which our stockholders have resoundingly rejected.

As we stated in our press release today (attached), the recommendation from our board of directors that stockholders reject the offer and not tender their shares to Biogen Idec remains unchanged.

Thank you for your continued support and efforts toward meeting our goals. As always, if you have any questions or concerns, please feel free to speak with a member of the Executive Committee.

Sincerely,

Faheem